Exhibit 10.68

AMENDMENT NO. 1 TO AMENDED, RESTATED AND CONSOLIDATED
MASTER LEASE OF LAND AND IMPROVEMENTS

THIS AMENDMENT NO. 1 TO AMENDED, RESTATED AND CONSOLIDATED MASTER LEASE OF LAND AND IMPROVEMENTS (this "*Amendment*"), dated as of October 8, 1999, is entered into by and between:

(1)   ADOBE SYSTEMS INCORPORATED, a Delaware corporation ("*Tenant*"); and

(2)   SUMITOMO BANK LEASING AND FINANCE, INC., a Delaware corporation ("*Landlord*").

RECITALS

A.   Tenant and Landlord are parties to that certain Amended, Restated and Consolidated Master Lease of Land and Improvements, dated as of August 11, 1999 (the "*Lease*").

B.   In connection with the Lease, Landlord entered into a Participation Agreement, dated as of August 11, 1999, with Tenant, certain financial institutions from time to time parties thereto (the "*Rent Purchasers*") and ABN AMRO Bank N.V., as agent for the Rent Purchasers (in such capacity, "*Administrative Agent*"), and a Rent Purchase Agreement, dated as of August 11, 1999, with the Rent Purchasers and Administrative Agent, pursuant to which the Rent Purchasers purchased an interest in the Lease from Landlord.

C.   Tenant has requested that the insurance provisions in the Lease be amended and Landlord is willing so to amend the Lease upon the terms and subject to the conditions set forth in this Amendment.

AGREEMENT

NOW, THEREFORE, in consideration of the above recitals and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, Tenant and Landlord hereby agree as follows:

1.   *Definitions, Interpretation*.   All capitalized terms defined above and elsewhere in this Amendment shall be used herein as so defined. Unless otherwise defined herein, all other capitalized terms used herein shall have the respective meanings given to those terms *Appendix A* to the Lease. The rules of construction set forth in *Appendix A* to the Lease shall, to the extent not inconsistent with the terms of this Amendment, apply to this Amendment and are hereby incorporated by reference.

2.   *Amendments to Lease*.   Subject to the satisfaction of the conditions set forth in *Paragraph 5* below, the Lease is hereby amended as follows:

(a)   *Clause (b)* of *Section 9.3* is amended to read in its entirety as follows:

(b)   on and after September 15, 1999, earthquake coverage for the Improvements (excluding any Tenant's Property) in an amount not less than $10,000,000, with a deductible not more than five percent (5%) of than the total value of the Improvements insured; and

(b)   The fifth sentence of *Section 9.4* is amended to read in its entirety as follows:

The certificates shall state that such insurance is in full force and effect and that coverage will not be reduced below the amounts required under this *Article IX* or otherwise limited or canceled without ten (10) days' prior written notice to Landlord and Administrative Agent in the case of any cancellation for non-payment of premiums and thirty (30) days' prior written notice to Landlord and Administrative Agent in the case of any reduction, limitation or cancellation for any other reason.

3. *Waiver*. Subject to the satisfaction of the conditions set forth in *Paragraph 5* below, Landlord hereby waives any Event of Default arising out of Tenant's failure to provide earthquake insurance with a deductible of not more than $1,000,000 or a certificate of insurance stating that coverage will not be canceled without thirty (30) days' prior written notice.

4. *Representations and Warranties*. Tenant hereby represents and warrants to Landlord, the Rent Purchasers and Administrative Agent that the following are true and correct on the date of this Amendment and that, after giving effect to the amendments set forth in *Paragraph 2* above, the following will be true and correct on the Effective Date (as defined below):

(a) The representations and warranties of Tenant set forth in *Section 21.18* of the Lease and in the other Operative Documents are true and correct in all material respects as if made on such date (except for representations and warranties expressly made as of a specified date, which shall be true as of such date);

(b) No Default has occurred and is continuing; and

(c) All of the Operative Documents are in full force and effect.

(Without limiting the scope of the term "Operative Documents," Tenant expressly acknowledges in making the representations and warranties set forth in this *Paragraph 4* that, on and after the date hereof, such term includes this Amendment.)

5. *Effective Date*. The amendments effected by *Paragraph 2* above and the waiver effected by *Paragraph 3* above shall become effective on the date (the "*Effective Date*") that Landlord and Administrative Agent receive each of the following, each in form and substance satisfactory to Landlord and Administrative Agent and their respective counsel:

(a) The Consent to Amendment duly executed by Majority Rent Purchasers;

(b) This Amendment duly executed by Tenant and Landlord;

(c) All fees and expenses payable to Landlord, the Rent Purchasers and Administrative Agent on or prior to the Effective Date;

(d) All fees and expenses of Landlord's and Administrative Agent's counsels through the Effective Date, to the extent set forth in statements of such counsels delivered to Lessee on or before the Effective Date; and

(e) Such other evidence as Landlord or Administrative Agent may reasonably request to establish the accuracy and completeness in all material respects of the representations and warranties and the compliance with the terms and conditions contained in this Amendment and the other Operative Documents.

6. *Effect of this Amendment*. On and after the Effective Date, each reference in the Lease and the other Operative Documents to the Lease shall mean the Lease as amended hereby. Except as specifically amended above, (a) the Lease and the other Operative Documents shall remain in full force and effect and are hereby ratified and affirmed and (b) the execution, delivery and effectiveness of this Amendment shall not, except as expressly provided herein, operate as a waiver of any right, power, or remedy of Landlord, the Rent Purchasers or Administrative Agent, nor constitute a waiver of any provision of the Lease or any other Operative Document.

7. *Miscellaneous*.
(a) *Counterparts*. This Amendment may be executed in any number of identical counterparts, any set of which signed by all the parties hereto shall be deemed to constitute a complete, executed original for all purposes.

(b) *Headings*. Headings in this Amendment are for convenience of reference only and are not part of the substance hereof.

(c) *Governing Law*. This Amendment shall be governed by and construed in accordance with the laws of the State of California without reference to conflicts of law rules.

[Signature pages follow]

IN WITNESS WHEREOF, Tenant and Landlord have caused this Amendment to be executed as of the day and year first above written.

TENANT: **ADOBE SYSTEMS INCORPORATED**

By: /s/ HAROLD L. COVERT

    Name: Harold L. Covert
    Title: *Executive Vice President and CFO*

LANDLORD: **SUMITOMO BANK LEASING AND FINANCE, INC.**

By: /s/ BRETT DELONG

    Name: Brett DeLong
    Title: *Managing Director*

CONSENT TO AMENDMENT

The undersigned hereby consents to the execution of Amendment No. 1 to Amended, Restated and Consolidated Master Lease of Land and Improvements between Adobe Systems Incorporated, as Tenant, and Sumitomo Bank Leasing and Finance, Inc., as Landlord, in the form attached hereto as *Exhibit A* and to the amendment and waiver contained therein.

RENT PURCHASERS: ABN AMRO BANK N.V.

By: /s/ JAMIE DILLON
Name: Jamie Dillon
Title: *Group Vice President*

By: /s/ NIA M. MILLER
Name: Nia M. Miller
Title: *Assistant Vice President*

Date: October 8, 1999

BANK OF AMERICA, N.A.

By: /s/ JAMES KORHOMEN
Name: James Korhomen
Title:

Date: October 6, 1999

BANK HAPOALIM B.M.

By: /s/ JOHN RIO   /s/ PAUL WATSON
Name: John Rio   Paul Watson
Title: *Vice President*   *Vice President*

Date: October 8, 1999

BANK OF MONTREAL

By:
Name:
Title:

Date:

BANQUE NATIONALE DE PARIS

By: /s/ MICHAEL D. MCCORRISTON   /s/ JEFFREY S. KAJISA

Name: Michael D. McCorriston   Jeffrey S. Kajisa
Title: *Vice President*   *Vice President*

Date: October 8, 1999

BANK ONE, NA (f/k/a THE FIRST NATIONAL BANK OF CHICAGO)

By: /s/ MARK A. ISLEY

Name: Mark A. Isley
Title: *First Vice President*

Date: October 8, 1999

FIRST UNION NATIONAL BANK

By: /s/ PAUL L. MILLER

Name: Paul L. Miller
Title: *Vice President*

Date: October 6, 1999

FLEET NATIONAL BANK

By: /s/ MATHEW M. GLAUNINGER

Name: Mathew M. Glauninger
Title: *Senior Vice President*

Date: October 5, 1999

THE INDUSTRIAL BANK OF JAPAN, LIMITED

By: /s/ HEN IWAPA

Name: Hen Iwapa
Title: *Senior Vice President and Manager*

Date: October 8, 1999

KEYBANK NATIONAL ASSOCIATION

By: /s/ MARY K. YOUNG
Name: Mary K. Young
Title: *Assistant Vice President*

Date: October 5, 1999

MELLON BANK, N.A.

By: /s/ LAWRENCE C. IVEY
Name: Lawrence C. Ivey
Title: *Vice President*

Date: October 7, 1999

THE NORTHERN TRUST COMPANY

By: /s/ DAVID J. MITCHELL
Name: David J. Mitchell
Title: *Vice President*

Date: October 7, 1999

THE ROYAL BANK OF SCOTLAND PLC

By: /s/ KAREN L. STEFANCIC
Name: Karen L. Stefancic
Title: *Vice President*

Date: October 8, 1999

UBS AG, Stamford Branch

By: /s/ ROBERT H. RILEY III
_____

Name: Robert H. Riley III
Title: *Executive Director*

By: /s/ WILFRED SAINT
_____

Name: Wilfred Saint
Title: *Associate Director, Loan Portfolio*
          Support, US

Date: October 8, 1999

EXHIBIT A

AMENDMENT NO. 1 TO AMENDED, RESTATED AND CONSOLIDATED MASTER LEASE OF LAND AND IMPROVEMENTS

THIS AMENDMENT NO. 1 TO AMENDED, RESTATED AND CONSOLIDATED MASTER LEASE OF LAND AND IMPROVEMENTS (this "*Amendment*"), dated as of   , 1999, is entered into by and between:

(1) ADOBE SYSTEMS INCORPORATED, a Delaware corporation ("*Tenant*"); and

(2) SUMITOMO BANK LEASING AND FINANCE, INC., a Delaware corporation ("*Landlord*").

RECITALS

A. Tenant and Landlord are parties to that certain Amended, Restated and Consolidated Master Lease of Land and Improvements, dated as of August 11, 1999 (the "*Lease*").

B. In connection with the Lease, Landlord entered into a Participation Agreement, dated as of August 11, 1999, with Tenant, certain financial institutions from time to time parties thereto (the "*Rent Purchasers*") and ABN AMRO Bank N.V., as agent for the Rent Purchasers (in such capacity, "*Administrative Agent*"), and a Rent Purchase Agreement, dated as of August 11, 1999, with the Rent Purchasers and Administrative Agent, pursuant to which the Rent Purchasers purchased an interest in the Lease from Landlord.

C. Tenant has requested that the insurance provisions in the Lease be amended and Landlord is willing so to amend the Lease upon the terms and subject to the conditions set forth in this Amendment.

AGREEMENT

NOW, THEREFORE, in consideration of the above recitals and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, Tenant and Landlord hereby agree as follows:

1. *Definitions, Interpretation*.   All capitalized terms defined above and elsewhere in this Amendment shall be used herein as so defined. Unless otherwise defined herein, all other capitalized terms used herein shall have the respective meanings given to those terms *Appendix A* to the Lease. The rules of construction set forth in *Appendix A* to the Lease shall, to the extent not inconsistent with the terms of this Amendment, apply to this Amendment and are hereby incorporated by reference.

2. *Amendments to Lease*.   Subject to the satisfaction of the conditions set forth in *Paragraph 5* below, the Lease is hereby amended as follows:

(a) *Clause (b)* of *Section 9.3* is amended to read in its entirety as follows:

(b) on and after September 15, 1999, earthquake coverage for the Improvements (excluding any Tenant's Property) in an amount not less than $10,000,000, with a deductible not more than five percent (5%) of than the total value of the Improvements insured; and

(b) The fifth sentence of *Section 9.4* is amended to read in its entirety as follows:

The certificates shall state that such insurance is in full force and effect and that coverage will not be reduced below the amounts required under this *Article IX* or otherwise limited or canceled without ten (10) days' prior written notice to Landlord and Administrative Agent in the case of any cancellation for non-payment of premiums and thirty (30) days' prior written notice to Landlord and Administrative Agent in the case of any reduction, limitation or cancellation for any other reason.

3. *Waiver*.   Subject to the satisfaction of the conditions set forth in *Paragraph 5* below, Landlord hereby waives any Event of Default arising out of Tenant's failure to provide earthquake insurance with a deductible of not more than $1,000,000 or a certificate of insurance stating that coverage will not be canceled without thirty (30) days' prior written notice.

4. *Representations and Warranties*.   Tenant hereby represents and warrants to Landlord, the Rent Purchasers and Administrative Agent that the following are true and correct on the date of this Amendment and that, after giving effect to the amendments set forth in *Paragraph 2* above, the following will be true and correct on the Effective Date (as defined below):

    (a) The representations and warranties of Tenant set forth in *Section 21.18* of the Lease and in the other Operative Documents are true and correct in all material respects as if made on such date (except for representations and warranties expressly made as of a specified date, which shall be true as of such date);

    (b) No Default has occurred and is continuing; and

    (c) All of the Operative Documents are in full force and effect.

(Without limiting the scope of the term "Operative Documents," Tenant expressly acknowledges in making the representations and warranties set forth in this *Paragraph 4* that, on and after the date hereof, such term includes this Amendment.)

5. *Effective Date*.   The amendments effected by *Paragraph 2* above and the waiver effected by *Paragraph 3* above shall become effective on the date (the "*Effective Date*") that Landlord and Administrative Agent receive each of the following, each in form and substance satisfactory to Landlord and Administrative Agent and their respective counsel:

    (a) The Consent to Amendment duly executed by Majority Rent Purchasers;

    (b) This Amendment duly executed by Tenant and Landlord;

    (c) All fees and expenses payable to Landlord, the Rent Purchasers and Administrative Agent on or prior to the Effective Date;

    (d) All fees and expenses of Landlord's and Administrative Agent's counsels through the Effective Date, to the extent set forth in statements of such counsels delivered to Lessee on or before the Effective Date; and

    (e) Such other evidence as Landlord or Administrative Agent may reasonably request to establish the accuracy and completeness in all material respects of the representations and warranties and the compliance with the terms and conditions contained in this Amendment and the other Operative Documents.

6. *Effect of this Amendment*.   On and after the Effective Date, each reference in the Lease and the other Operative Documents to the Lease shall mean the Lease as amended hereby. Except as specifically amended above, (a) the Lease and the other Operative Documents shall remain in full force and effect and are hereby ratified and affirmed and (b) the execution, delivery and effectiveness of this Amendment shall not, except as expressly provided herein, operate as a waiver of any right, power, or remedy of Landlord, the Rent Purchasers or Administrative Agent, nor constitute a waiver of any provision of the Lease or any other Operative Document.

7. *Miscellaneous*.

(a) *Counterparts*. This Amendment may be executed in any number of identical counterparts, any set of which signed by all the parties hereto shall be deemed to constitute a complete, executed original for all purposes.

(b) *Headings*. Headings in this Amendment are for convenience of reference only and are not part of the substance hereof.

(c) *Governing Law*. This Amendment shall be governed by and construed in accordance with the laws of the State of California without reference to conflicts of law rules.

[Signature pages follow]

IN WITNESS WHEREOF, Tenant and Landlord have caused this Amendment to be executed as of the day and year first above written.

TENANT: **ADOBE SYSTEMS INCORPORATED**

By: _____
      Name:
      Title:

LANDLORD: **SUMITOMO BANK LEASING AND FINANCE, INC.**

By: _____
      Name:
      Title: